Contact

www.linkedin.com/in/xiaoyuzheng (LinkedIn)

Top Skills

Analysis
Strategy
Forecasting

Xiaoyu Zheng

Portfolio Manager at Guggenheim Partners
Los Angeles Metropolitan Area

Summary

Specialties: Global Asset Allocation, Quantitative Strategies, Macroeconomic Research and Analysis

Experience

Guggenheim Partners

13 years 10 months

Portfolio Manager
June 2014 - Present (10 years 11 months)
New York

Portfolio Manager, Equities and Derivatives
• Lead key firm initiative in developing systematic global allocation strategies focusing on US equities and currencies.
• Develop and implement market risk models for dynamic beta modulation used in existing portfolios

Economic Strategist
July 2011 - June 2014 (3 years)

ISI Group

Associate Managing Director
November 2009 - July 2011 (1 year 9 months)

Global Insight

Economist
September 2005 - June 2008 (2 years 10 months)

Mellon Financial

Analyst
July 2003 - December 2003 (6 months)

Worked in Mellon Lab - a strategic think tank within Mellon

United Nations

Intern

June 2002 - August 2002 (3 months)

Interned for the Department of Social and Economic Affairs, Energy and Transport division.

- Research and data collection using various industry publications.

- Analysis and preparation of data for World Summit on Sustainable Energy

- Drafted paper on economic possibilities for cleaner automotive fuels for the World Summit in Johannesburg, August 2002

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Education

Carnegie Mellon University

Bachelor of Science - BS, Economics · (1999 - 2003)